

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Glenn D. Yeik
President
Trimedyne, Inc.
5 Holland #223
Irvine, California 92618

>**Re: Trimedyne, Inc.**
>**Form 10-K for the Fiscal Year Ended September 30, 2014**
>**Form 10-Q for the Fiscal Quarter Ended December 31, 2014**
>**File No. 000-10581**

Dear Mr. Yeik:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ending September 30, 2014

1.   On page F-19 of the Form 10-K you provide a breakdown of your foreign sales for regions including Latin America and the Middle East, regions that include Cuba and Syria. Additionally, your website indicates that you have distributors or manufacturer representatives in countries including Syria.

Cuba and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba and Syria, whether through subsidiaries, distributors or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Cuba and Syria you describe in response to the comment above, and whether those contacts constitute a material

investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Syria.

Item 9A. Controls and Procedures, page 14

3.   We note your disclosure in this section refers to a chief financial officer and to a principal financial officer. Since it is not apparent who served in those capacities at the time you made the effectiveness conclusions regarding your disclosure controls and procedures and your internal control over financial reporting, please tell us who made those conclusions in those capacities. Please also tell us in your response who served as the principal financial officer making the effectiveness conclusion as to your disclosure controls and procedures in your Form 10-Q for the quarter ended December 31, 2014.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 19

4.   We note your disclosure on page 3 regarding the private label and distribution agreement you entered into with a company that is controlled by your Chairman. Please tell us why you have not included a discussion of that agreement in your related party disclosure.

Signatures

5.   Please tell us, and in your future filings disclose parenthetically or otherwise, who is signing your Form 10-K as the principal financial officer. See General Instruction D(2)(a) to Form 10-K.

Form 10-K for the fiscal year ending September 30, 2014; and
Form 10-Q for the fiscal quarter ending December 31, 2014

Exhibit 31.2

6.   We note that you have entitled your exhibits the "Certification of Principal Accounting Officer" and that the certificates are signed by the "Principal Accounting Officer." Please tell us how your certificates are in compliance with Exchange Act Rule 13(a)-14 which requires that your principal financial officer execute such certificates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jay Mumford at (202) 551-3637 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director